September 25, 2012

VIA FAX

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Mr. John Reynolds and Mr. Jay Williamson

	Re:	DaVita Inc.
Amended Registration Statement on Form S-4
Filed September 18, 2012
File No. 333-182572

Mr. Reynolds and Mr. Williamson:

On behalf of our client, DaVita Inc. (“DaVita” or the “Company”), we are hereby submitting certain changed pages to Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-182572) (including exhibits thereto) of the Company (the “Registration Statement”) for filing under the Securities Act of 1933, as amended. These pages demonstrate certain revisions the Company proposes to make to the prospectus cover page pursuant to Item 501 of Regulation S-K and in accordance with comments received from the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”).

The Company has revised the Registration Statement to remove certain information from the outside front cover page in order to ensure that information required on the outside front cover page under Item 501 of Regulation S-K is able to fit on the cover page. The provisions include disclosure pertaining to: (1) the per unit amount of earn-out payments, (2) shares being registered for resale under the Registration Statement, (3) the market for DaVita securities, (4) cross-reference to the risk factors section of the prospectus, (4) the Commission legend and (5) the date of the prospectus, which will be presented on the outside front cover page of the prospectus at the time it becomes effective, as shown in the attached.

The Company respectfully advises the Staff that certain information previously presented on the outside front cover page of the prospectus duplicates disclosure elsewhere within the Summary and Question and Answers sections of the prospectus. The Company proposes to remove this duplicative information from the outside front cover page in the cases where it is not required to be so presented. Specifically, the Company proposes to remove from the outside front cover page information with respect to: (1) the support agreements entered into by certain HCP Members, which appears in the Summary on page 7 of the prospectus, (2) the treatment of HCP Options in the Merger, which appears in the Question and Answers and in the Summary, on pages 3 and 8 of the prospectus, respectively, and (3) the specific composition of the withheld consideration, which appears in the Question and Answers on page 3 of the prospectus. Each of these three topics is also discussed in further detail throughout the body of the Registration Statement.

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If you have any questions or would like further information concerning the matters discussed herein, please do not hesitate to contact me at 202-887-1554.

Very truly yours,

/s/ David P. Slotkin
David P. Slotkin

Cc:	Kim M. Rivera
Spencer D. Klein
Robert E. Denham
Mark H. Kim